Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio of earnings to fixed charges)

	Three Months
	Ended March 31,
	2008
Earnings:
Income from continuing operations before income taxes and minority interest	$182.7
Portion of rents representative of interest expense	3.1
Interest on indebtedness, including amortization of deferred loan costs	11.6
Amortization of capitalized interest	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—

Earnings, as adjusted	$197.4

Fixed Charges:
Portion of rents representative of interest expense	$3.1
Interest on indebtedness, including amortization of deferred loan costs	11.6
Capitalized interest	7.6

Total fixed charges	$22.3

Ratio of earnings to fixed charges	8.85	x

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